SEMPRA ENERGY
Table F (Unaudited)

Statement of Operations Data by Business Unit

Three Months Ended March 31, 2010

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 742	$ 1,182	$ 23	$ 295	$ 110	$ 205	$ (23)	$ 2,534
Cost of Sales and Other Expenses	(505)	(973)	(23)	(233)	(78)	(136)	13	(1,935)
Litigation Expense	(7)	-	(20)	(139)	-	(1)	(1)	(168)
Depreciation & Amortization	(92)	(75)	-	(15)	(11)	(12)	(5)	(210)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	7	-	10	-	(2)	15
Other Income (Expense), Net	-	4	1	1	(1)	-	3	8
Income (Loss) Before Interest & Tax [1]	138	138	(12)	(91)	30	56	(15)	244
Net Interest Expense [2]	(32)	(17)	(1)	(2)	(5)	(12)	(38)	(107)
Income Tax (Expense) Benefit	(31)	(56)	8	40	(6)	(12)	(1)	(58)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	19	-	-	19
Losses Attributable to Noncontrolling Interests	8	-	-	-	-	-	-	8
Earnings (Losses)	$ 83	$ 65	$ (5)	$ (53)	$ 38	$ 32	$ (54)	$ 106

Three Months Ended March 31, 2009

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Revenues	$ 732	$ 920	$ 13	$ 297	$ 132	$ 32	$ (18)	$ 2,108
Cost of Sales and Other Expenses	(488)	(738)	(12)	(227)	(95)	(43)	2	(1,601)
Litigation Adjustment (Expense)	8	-	-	-	-	-	(1)	7
Depreciation & Amortization	(77)	(72)	-	(14)	(10)	(6)	(4)	(183)
Equity Earnings (Losses) Recorded Before Income Tax	-	-	153	-	10	-	(3)	160
Other Income (Expense), Net	17	1	-	-	(1)	-	(14)	3
Income (Loss) Before Interest & Tax [1]	192	111	154	56	36	(17)	(38)	494
Net Interest Expense [2]	(26)	(16)	(3)	(1)	(3)	(2)	(27)	(78)
Income Tax (Expense) Benefit	(60)	(36)	(37)	(12)	(12)	12	36	(109)
Equity Earnings Recorded Net of Income Tax	-	-	-	-	16	-	-	16
Earnings Attributable to Noncontrolling Interests	(7)	-	-	-	-	-	-	(7)
Earnings (Losses)	$ 99	$ 59	$ 114	$ 43	$ 37	$ (7)	$ (29)	$ 316

[1] Management believes "Income (Loss) before Interest & Tax" is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income tax, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest (Expense) Income includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.